Exhibit 97.1

WESTWATER RESOURCES, INC.

COMPENSATION RECOVERY POLICY

This Compensation Recovery Policy (this “Policy”) was adopted by the Board of Directors (the “Board”) of Westwater Resources, Inc. (the “Company”) on August 8, 2023, and became effective on October 2, 2023 (the “Effective Date”).  This Policy has been adopted by the Company to address the recovery of erroneously awarded incentive-based compensation in compliance with the rules set forth in Section 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the related listing rules of the New York Stock Exchange – American (the “NYSE American”), specifically including Section 811 of the NYSE American Listed Company Manual (collectively, the “Clawback Rules”).  To the extent this Policy is in any manner deemed inconsistent with the Clawback Rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Definitions

An “Executive Officer” is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.  Executive officers of the Company’s subsidiaries are deemed executive officers of the Company only if such persons perform policy making functions for the Company.

Reference to “policy-making function” is not intended to include policymaking functions that are not significant.  The identification of an Executive Officer for purposes of this Policy would include, at a minimum, executive officers identified pursuant to Item 401(b) of Regulation S-K promulgated under the Exchange Act.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures.  Stock price and total shareholder return are also Financial Reporting Measures.  A Financial Reporting Measure need not be presented within the financial statements of the Company or included in a filing made by the Company with the Securities and Exchange Commission (the “SEC”).

“Incentive-Based Compensation” is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Application of the Policy

This Policy shall apply in the event that:

●	the Company is required to prepare an “accounting restatement” due to material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Recovery of Erroneously Awarded Compensation

The compensation that is subject to clawback under this Policy is Incentive-Based Compensation that is Received by an Executive Officer:

a)	after such person began service as an Executive Officer;

b)	who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation (for the avoidance of doubt, this includes both current and former Executive Officers);

c)	while the Company has a class of securities listed on the NYSE American (or such other national securities exchange on which the Company’s securities are then listed); and

d)	during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described under the heading “Application of the Policy.” Further, see Rule 10D-1(b)(1)(i)(D) of the Exchange Act for certain circumstances under which this Policy will apply to Incentive-Based Compensation Received by an Executive Officer during a transition period arising due to a change in the Company’s fiscal year within or immediately following those three completed fiscal years.

The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed.

Determination of Recovery Period

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement shall be the earlier to occur of:

a)	the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described under the heading “Application of the Policy”; or

b)	the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

Erroneously Awarded Compensation

The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

a)	the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and

b)	the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE American.

Recovery by the Company

The Company shall recover reasonably promptly any Erroneously Awarded Compensation in compliance with this Policy, except to the extent that: (i) the conditions of paragraphs (a) or (b) below apply; and (ii) the Compensation Committee of the Board (the “Committee”), or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

a)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE American.

b)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Reasonably Promptly”

The Board shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement.  Such determination shall be made consistent with any applicable legal guidance, by the SEC, the NYSE American, judicial opinion, or otherwise.  The determination of what constitutes “reasonably promptly” may vary from case to case and will depend on the particular facts and circumstances applicable to the Company, the accounting restatement and the Erroneously Awards Compensation, among other factors.  The Board is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

No Indemnification

Notwithstanding anything to the contrary in any other policy or governing document of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

Administration of Policy

The Board shall administer this Policy and reserves the right to amend this Policy or any portion of it as it deems appropriate at any time.  Decisions of the Board with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined to be an abuse of discretion or determined to be unenforceable by the SEC or the NYSE American.

Agreement to Policy by Executive Officers

From and after the Effective Date, each award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation granted to an Executive Officer shall include a provision incorporating the requirements of this Policy.

Further, the Board shall take reasonable steps to inform Executive Officers of this Policy.   Executive Officers should read this Policy carefully and ask questions of the Company’s General Counsel.  Each Executive Officer will be required to sign a Compensation Recovery Policy Acknowledgement and Agreement in a form hereto as Exhibit A.

Exhibit A

COMPENSATION RECOVERY POLICY
ACKNOWLEDGEMENT AND AGREEMENT

This Compensation Recovery Policy Acknowledgement and Agreement (this “Agreement”) is entered into as of the 2nd day of October 2023, between Westwater Resources, Inc. (the “Company”) and _____________________________ (the “Executive”).

Recitals:

WHEREAS, the Executive is an “Executive Officer” of the Company as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended;

WHEREAS, the Company’s Board of Directors has adopted the Westwater Resources, Inc. Compensation Recovery Policy (the “Policy”); and

WHEREAS, in consideration of, and as a condition to the receipt of, future annual cash and equity-based awards, performance-based compensation and other forms of cash or equity compensation made under the Company’s short-term incentive plan and/or long-term incentive plan (collectively, “Incentive-Based Compensation”), the Executive and the Company are entering into this Agreement.

Agreement:

NOW, THEREFORE, the Company and the Executive hereby agree as follows:

1. The Executive acknowledges receipt of the Policy, a copy of which is attached hereto as Annex A and is incorporated into this Agreement by reference.   The Executive has read and understands the Policy and has had the opportunity to ask questions to the Company regarding the Policy.

2. The Executive hereby acknowledges and agrees that the Policy shall apply to any Incentive-Based Compensation (as such term is defined in the Policy) received on or after October 2, 2023 (collectively, the “Compensation”), and all such Compensation shall be subject to repayment or forfeiture under the Policy.  The Executive agrees to cooperate fully with the Company and to promptly repay or forfeit such Compensation that the Board determines under the Policy is required to be repaid or forfeited.  In the event the Company takes legal action against the Executive for such repayment or forfeiture, the prevailing party is entitled to recover its reasonable attorneys’ fees and costs for such legal action.

3. Any applicable award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation granted to the Executive on or after October 2, 2023, shall be deemed to include the restrictions imposed by the Policy and incorporate the same by reference.  In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation, the terms of the Policy shall govern.

4. The repayment or forfeiture of Compensation pursuant to the Policy and this Agreement shall not in any way limit or affect the Company’s right to pursue disciplinary action or dismissal, take legal action or pursue any other available remedies available to the Company.   This Agreement and the Policy shall not replace, and shall be in addition to, any rights of the Company to recover compensation from its executive officers under applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002.

5. The Executive acknowledges that the Executive’s execution of this Agreement is in consideration of, and is a condition to, the receipt by the Executive of future Incentive-Based Compensation from the Company; provided, however, that nothing in this Agreement shall be deemed to obligate the Company to make any awards or grants of Incentive-Based Compensation to the Executive in the future.

6. This Agreement may be executed in one or more counterparts, and by facsimile or electronic transmission, each of which will be deemed to be an original but all of which, taken together, shall constitute one and the same Agreement.

7.To the extent not preempted by federal law, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.  No modifications or amendments of the terms of this Agreement shall be effective unless in writing and signed by the parties or their respective duly authorized agents.  This Agreement and the Policy shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Executive’s employment with the Company and or its affiliates.  The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Executive, and the successors and assigns of the Company.

8.The Executive acknowledges and agrees that neither the Company’s adoption of the Policy nor the execution of this Agreement shall constitute “Good Reason” to terminate his or her employment within the meaning of any employment agreement between the Executive and the Company that may be in effective as of the date of the execution of this Agreement, as the same may be amended from time-to-time.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EXECUTIVE	WESTWATER RESOURCES, INC.
Name: _______________________________ Title: _______________________________	Name: _______________________________ Title: _______________________________